HCFP/BRENNER SECURITIES LLC

888 Seventh Avenue, 17th Floor

New York, New York 10106

July 11, 2006

VIA EDGAR AND TELECOPY – (202) 772-9206

Mr. John Reynolds

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Israel Growth Partners Acquisition Corp. ( the “Company”) Registration Statement on Form S-1 originally filed September 15, 2005 (File No. 333-128355) ( the “Registration Statement”)

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of Israel Growth Partners Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 5:00 p.m., Tuesday, July 11, 2006 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

HCFP/BRENNER SECURITIES LLC

By:	/s/ Avi Lipsker
Avi Lipsker Managing Director